UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ANADYS PHARMACEUTICALS, INC.

(Name of Subject Company)

ANADYS PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03252Q408

(CUSIP Number of Class of Securities)

Stephen T. Worland, Ph.D.

President and Chief Executive Officer

Anadys Pharmaceuticals, Inc.

5871 Oberlin Drive, Suite 200

San Diego, CA 92121

(858) 530-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Thomas A. Coll, Esq.

Steve Przesmicki, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Anadys Pharmaceuticals, Inc., a Delaware corporation (“Anadys” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 25, 2011, relating to the tender offer by Bryce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation, to purchase all the issued and outstanding shares of Anadys’ common stock, $0.001 par value per share, at a price of $3.70 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Litigation Relating to the Offer and the Merger” and replacing it with the following paragraph:

Beginning on October 20, 2011, three separate, putative class action lawsuits challenging the merger were filed in the Superior Court of the State of California, County of San Diego. These lawsuits, captioned Hammad v. Anadys Pharmaceuticals, Inc. (Case No. 37-2011-00099789-CU-BT-CTL), Maestro v. Anadys Pharmaceuticals, Inc. (Case No. 37-2011-00099895-CU-SL-CTL) and Shabtai v. Worland (Case No. 37-2011-00099995-CU-SL-CTL), were filed against the Company, the individual members of the Company’s board of directors, Purchaser and Parent. The Maestro action also names the Guarantor as a defendant. On October 25, 2011, the Superior Court of the State of California, County of San Diego entered an order that, among other things, consolidated the Hammad v. Anadys Pharmaceuticals, Inc. and Maestro v. Anadys Pharmaceuticals, Inc. lawsuits under the caption In re Anadys Pharmaceuticals, Inc. Shareholder Litigation (Case No. 37-2011-00099789-CU-BT-CTL), designated the Hammad v. Anadys Pharmaceuticals, Inc. complaint as the operative complaint, and appointed co-lead counsel for plaintiffs and liaison counsel for plaintiffs. The lawsuits generally allege, among other things, that the members of the Company’s board of directors breached their fiduciary duties owed to the Company’s stockholders by approving the proposed merger and entering into a merger agreement containing preclusive deal-protection devices, by failing to take steps to maximize value to the Company’s stockholders, and by ignoring alleged conflicts of interest. The lawsuits also allege that the Company, Purchaser, Parent, and/or Guarantor aided and abetted such breaches of fiduciary duties. On November 4, 2011, the plaintiffs in In re Anadys Pharmaceuticals, Inc. Shareholder Litigation filed a consolidated complaint, which, in addition to the aforementioned claims, alleges that the Schedule 14D-9 filed by the Company with the SEC on October 25, 2011 contains material misstatements and/or omissions. The plaintiffs in these actions generally seek, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duty, injunctive relief prohibiting consummation of the proposed merger, damages and attorneys’ fees and costs, and other forms of relief. We believe these lawsuits are without merit and will defend against them vigorously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADYS PHARMACEUTICALS, INC.

By:	/s/ Peter T. Slover

Name:	Peter T. Slover
Title:	Vice President, Finance and Operations

Dated: November 8, 2011

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